Exhibit 21.1

Subsidiaries of Cardtronics, Inc.

Subsidiaries are not shown in the list below if, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Entity	Jurisdiction of Organization

Cardtronics Holdings, LLC	Delaware

Cardtronics USA, Inc.	Delaware

Cardpoint Group Limited	United Kingdom

Cardpoint Limited	United Kingdom

Cardpoint Serviced Limited	United Kingdom

Cardtronics Europe	United Kingdom

Cardtronics Limited	United Kingdom

Moneybox Holdings Limited	United Kingdom

Moneybox Limited	United Kingdom

Sunwin Services Group, Limited	United Kingdom

Cardtronics Cayman II, Inc.	Cayman Islands